Exhibit B

MALONE LG 2013 CHARITABLE REMAINDER UNITRUST
c/o John C. Malone, Trustee
Liberty Media Corporation
12300 Liberty Boulevard
 Englewood, CO  80112
February 13, 2014
Mr. Michael T. Fries
Chief Executive Officer
Liberty Global plc
12300 Liberty Boulevard
 Englewood, CO  80112
Dear Mike:
In expectation of your continued success and relationship with Liberty Global plc (“Liberty”) and in consideration of your payment of the agreed purchase price to the Malone LG 2013 Charitable Remainder Unitrust (the “Trust”), the Trust wishes to grant to you the following voting and purchase rights to the 8,677,225 shares of Liberty Class B Stock (“B Shares”; which term will include any High Vote Stock (as defined below) issued as a dividend on such B Shares, other than High Vote Stock issued in a transaction which is subject to the provisions of Section 5 hereof) owned by the Trust:
1. Term.  The rights granted under this agreement will continue in effect only for as long as you are either employed as a principal executive officer of Liberty or serving on its board of directors.
2. Voting Rights.  At any time that the Trust or any Permitted Transferee (as defined below) is not voting the B Shares, you will have the right to vote the B Shares.  The registered holder of the B Shares will give you a proxy to enable you to vote the B Shares at those times.
3. Restriction on Transfer.  The Trust will not transfer any B Shares (i) unless in compliance with the provisions of Section 4 or (ii) except to John C. Malone, Leslie Malone, any marital trust for her benefit, or any charitable organization, in each case so long as such transferee pursuant to this clause (ii) agrees in writing to be bound by, and assume all of the Trust’s obligations under, this agreement (such transferee pursuant to this clause (ii) a “Permitted Transferee”).  Prior to the expiration of this agreement, the Trust will not convert the Class B Stock into Liberty Class A Stock.
4. Purchase Rights.  If the Trust or any Permitted Transferee proposes to transfer any B Shares (including in response to an unsolicited offer) to a third party, the Trust or any Permitted Transferee will first notify you and enter into exclusive negotiations to seek to agree on mutually acceptable terms for your (including any entity that you control) purchase of such B Shares.  If the parties cannot come to an agreement within 90 days from notice to you, the Trust or such Permitted Transferee may then enter into negotiations for the transfer of such B Shares to any other person; provided, that, at least 60 days before entering into an agreement for the transfer of such B Shares, the Trust or such Permitted Transferee will notify you of the proposed agreement, including the terms thereof, and you (including any entity that you control) will have the exclusive right, for a period of 60 days from the date of notice to you, to purchase such B Shares at an all-cash price, or for other consideration comparable to the offer you are matching, which is financially at least as favorable to the Trust or such Permitted Transferee.  If you or an entity that you control do not purchase such B Shares pursuant to this right, upon the transfer of such B Shares, you will not have any further rights under this agreement or any further rights to vote or purchase such B Shares.
5. Rights in Connection with Spinoffs and Similar Transactions.  In the event Liberty distributes shares of any class or series of shares having, on a per share basis, greater voting rights (in the election of directors) (or, if more than two classes or series are issued, the class or series having the highest vote per share) than the other classes or series of shares so distributed (“High Vote Stock”) in respect of the B Shares in connection with any spinoff or similar transaction which results in the formation of a company separate from Liberty (“Spinco”), prior to the distribution of shares in such spinoff, the Trust or any Permitted Transferee will enter into an agreement with you providing you with the same rights and benefits with respect to the High Vote Stock of Spinco as contained herein, which agreement will continue in effect so long as you are either employed as a principal executive officer of such Spinco or serving on the board of directors of such Spinco.
6. Personal Obligations.  In the event any B Shares or High Vote Stock of any Spinco are distributed to Mr. Malone or he otherwise acquires such shares from the Trust, Mr. Malone agrees to be bound by, and assume all of the Trust’s obligations under, this agreement in respect of such shares.
You acknowledge and agree that (a) the provisions of this agreement will not be applicable to any merger or other business combination transaction in which Liberty is acquired by a third party and (b) the rights granted to you hereunder are personal to you and may not be assigned or transferred, directly or indirectly, to any other person, except that the purchase rights provided in Section 4 may be assigned or transferred to any entity that you control.

Upon your signing and returning a copy of this letter to me, it will be a binding agreement under New York law and enforceable by the parties hereto and, subject to Section 1 and the immediately preceding paragraph, their respective estates, heirs, distributees, successors and permitted assigns.
Sincerely

MALONE LG 2013 CHARITABLE REMAINDER UNITRUST

/s/ John C. Malone
Name: John C. Malone
Title: Trustee

/s/ John C. Malone
John C. Malone